UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission file number 001-34886

Elster Group SE

(Translation of Registrant’s Name into English)

Frankenstrasse 362

45133 Essen

Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains a press release of Elster Group SE dated March 27, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELSTER GROUP SE

By:	/s/ Simon Beresford-Wylie
Name:	Simon Beresford-Wylie
Title:	Managing Director and Chief Executive Officer

By:	/s/ Thomas Preute
Name:	Thomas Preute
Title:	Managing Director and Chief Legal Officer

Date: March 27, 2012

Press release

ELSTER GROUP SE ANNOUNCES FILING OF SHELF REGISTRATION STATEMENT FOR POTENTIAL ADS OFFERINGS BY REMBRANDT

ESSEN, Germany, March 27, 2012 – Elster (NYSE: ELT) today announced that it has filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission (SEC). Under the shelf registration statement, once declared effective by the SEC, Rembrandt Holdings S.A. (Rembrandt), Elster’s largest shareholder, and Nachtwache Reserve GmbH, a wholly owned subsidiary of Rembrandt (together with Rembrandt, the Selling Shareholders), may offer and sell from time to time, in one or more offerings, up to 70,179,301 American Depositary Shares (ADSs).

“This shelf registration provides our large private equity shareholder with a flexible mechanism to potentially reduce their holdings in the company," said Rainer Beaujean, chief financial officer of Elster.

The specifics of any future offerings, including the amount of ADSs to be offered and the offering price, will be determined at the time of any such offerings and will be described in detail in a prospectus supplement filed at the time of any such offerings.

Elster is not issuing or selling any shares and will not receive any proceeds from the sale of the securities sold by the Selling Shareholders.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time that the registration statement becomes effective. This release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The securities referred to herein have not been and will not be registered under the applicable securities laws of any jurisdiction outside of the United States of America.

About Elster

Elster (NYSE: ELT) is one of the world’s largest electricity, gas and water measurement and control providers. Its offerings include distribution monitoring and control, advanced Smart Metering, demand response, networking and software solutions, and numerous related communications and services – key components for enabling consumer choice, operational efficiency and conservation. Its products and solutions are widely used by utilities in the traditional and emerging Smart Grid markets.

Elster has one of the most extensive installed revenue measurement bases in the world, with more than 200 million metering devices deployed over the course of the last 10 years. It sells its products and services in more than 130 countries across electricity, gas, water and multi-utility applications for residential, commercial and industrial, and transmission and distribution applications. For more information about Elster, please visit www.elster.com

Investors:

John Bluth, Elster Investor Relations and Corporate Communications

+1 919 250 5425, john.bluth@elster.com

Ronald Botoff, Elster Investor Relations

+1 919 212 4857, ron.botoff@elster.com

Media:

Noreen Pratscher, Elster Corporate Communications

+1 919 212 4858, Noreen.Pratscher@elster.com